Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2015 on Form 18-K filed with the SEC on October 3, 2016, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2015, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2015.

GENERAL

The Republic’s GDP increased by 3.1% in the second quarter of 2016. See “—Economic Developments.”

In 2015, there were a series of raids against opposition media outlets and businesses associated with the U.S.-based Islamic cleric Fethullah Gulen throughout Turkey. For example, in January 2015, several policemen were arrested for illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gulen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive, Akin Ipek. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with alleged links to Fethullah Gulen. On October 26, 2015, an Ankara court appointed administrators to take control of Koza İpek Holding, which the Ankara Chief Public Prosecutor’s Office identified as a Gulen-associated business. On March 23, 2016, a court in Istanbul appointed trustees to run the Feza media group, which owns the Zaman Daily and Cihan News Agency. The court accused the Feza media group of supporting the movement of Fethullah Gulen.

On July 15, 2016, a coup d’état was attempted in Turkey against the Government by a faction within the army that is linked to the Gulen movement (which was officially designated by the Government as a terrorist group called FETÖ). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, around 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On October 3, 2016, the Parliament approved an extension of a three-month-long state of emergency, declared after the country’s failed military coup, by a further three months.

As of August 17, 2016, approximately 40,000 people have been detained in connection with the failed coup. Of those detained, a substantial number have been military personnel (approximately 10,000 people, including 178 generals). Around 20,000 people have been arrested as of August 17, 2016, including police officers, soldiers, judiciary members, local administrators and civilians. As of August 17, 2016, nearly 80,000 government officials have been fired or suspended from various public institutions, including approximately 3,000 judges and prosecutors, deans of all universities have been asked to resign and the licenses of approximately 21,000 teachers working at private institutions have been terminated due to their alleged links to the Gulen movement. In addition, more than 100 media outlets have been closed, such as newspapers, TV channels, radio stations and magazines. Following the coup, there have also been raids on businesses with suspected links to the Gulen movement, greater civilian control of the military, a planned overhaul of military hierarchy and command structure and the release of prisoners to increase capacity of prisons to house those arrested for their involvement in the failed coup. On September 28, 2016, prosecutors in Istanbul decided to include Ergenekon, Balyoz, and Military Espionage investigations and prosecutions, which saw the arrest and trial of hundreds of mostly military personnel, in the main July 15, 2016 coup attempt investigation, on the basis that these earlier investigations and prosecutions may have been conducted by members of the Gulenist movement and may have constituted preparatory actions for the coup.

On April 27, 2016, a suicide bomber detonated an explosive in the northwestern Turkish city of Bursa. On May 2, 2016, the Minister of Interior Efkan Ala announced the identity of the suicide bomber to be a member of the PKK. Since May 2016, dozens of police officers, soldiers and civilians have been killed and hundreds of people wounded in several terrorist bomb attacks carried out by the PKK in the eastern part of Turkey. On August 25, 2016, the main opposition Republican People’s Party (“CHP”) leader, Kemal Kiliçdaroğlu, and his convoy were attacked by a group of PKK militants in the northeastern province of Artvin. One soldier who was guarding him was killed by the militants while two others were injured.

On May 20, 2016, Turkey’s legislature voted to lift the immunity of 138 deputies from all parties, including 46 of the 59 deputies of the Kurdish People’s Democratic Party, who face potential prosecution on allegations such as supporting terrorism. On June 8, 2016, President Erdoğan approved lifting of the deputies’ immunity.

On June 28, 2016, three suicide attackers armed with guns and bombs attacked Atatürk Airport in Istanbul. More than 40 people were killed, in addition to the three attackers, and more than 250 people were injured. President Erdoğan blamed DAESH (a synonym for the Islamic State terrorist group ISIS/ISIL) for the attack and called on the international community to make the attack a turning point in the global fight against terrorism. The airport became operational within a few hours after the attack.

On August 20, 2016, a suicide bomber targeted a wedding ceremony in Gaziantep. A total of 54 people were killed while 66 people were injured in the attack. While there has been no claim of responsibility, President Erdoğan has said that DAESH is the primary suspect for the attack.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of August 29, 2016, 254,034 Syrian refugees occupied accommodation centers throughout Turkey. As of August 2016, the Republic has spent approximately U.S.$12 billion for Syrian refugees in Turkey.

On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of all irregular migrants, accelerating the visa-liberalization process for Turkish citizens and sharing the work of hosting Syrian refugees. According to the agreement, the EU will allocate €6 billion (U.S.$6.6 billion) for reducing illegal migration and making passage to Europe safe. On April 4, 2016 the agreement went into effect and the first group of Syrian refugees arrived in Germany from Istanbul while the first group of migrants, including Syrian refugees, returned to Turkey from Greece. Since the implementation of the agreement, the Turkish Parliament has approved the entry into force of the provisions of the agreement and the relevant law was signed by the President’s office on May 18, 2016. Since May 2, 2016, a Turkish liaison officer has also been stationed with Europol. Turkish authorities have set up units on migrant smuggling and human trafficking and are taking legislative steps to put in place higher penalties for smugglers. The Republic and the EU have been in discussions regarding visa-free travel for Turkish citizens, if the Republic fulfils a set of conditions, including revising its legislation and practices on terrorism in line with European standards.

On December 10, 2015, the Republic announced a structural reform agenda to be completed by January 2017 (the “Economic Reform Agenda”). The main objectives of the structural reform agenda are reaching a high-income level with strong and sustainable growth and ‘Inclusive Growth’ which will enable all parts of the society to benefit from strong and sustainable growth. In June 2016, the Government introduced a comprehensive package of economic reform to improve the investment climate in Turkey, proposing a range of new legal amendments to eliminate obstacles faced by foreign direct investors and to ease employment restrictions on foreigners. On August 10, 2016, the parliament, in an effort to boost domestic savings, approved a new law that will require workers under the age of 45 to be automatically enrolled in a private pension plan. On August 26, 2016, the Parliament approved a bill to set up a sovereign wealth fund to finance large projects in Turkey and ease the burden of Turkish banks. The new wealth fund, with initial capital of TL 50 million, which will be paid out of Turkey’s privatization fund, may get additional financing from the Government’s asset sales program, cash surpluses from the privatization fund and other government institutions.

On October 7, 2016, the Government announced the Medium Term Program, which sets targets for medium term macroeconomic indicators for the period covering 2017-2019. Under the Medium Term Program, the Government announced that the real GDP growth target is 3.2% in 2016, 4.4% in 2017 and 5.0% in 2018 and 2019.

The primary balance to GDP ratio target is a 1.2% deficit for 2016, a 0.6% deficit for 2017, 0.0% for 2018 and a 0.9% surplus for 2019. In addition, the central government budget deficit to GDP ratio target is 1.6% for 2016, 1.9% for 2017, 1.6% for 2018 and 1.3% for 2019. The current account deficit to GDP ratio target is 4.3% for 2016, 4.2% for 2017, 3.9% for 2018 and 3.5% for 2019. The Government also indicated that the unemployment rate is expected to be 10.5% as of the end of 2016.

POLITICAL CONDITIONS

On May 5, 2016, the Republic’s former Prime Minister Mr. Ahmet Davutoğlu announced his resignation. On May 22, 2016, the ruling Justice and Development Party held an extraordinary congress and elected Mr. Binali Yildirim as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Mr. Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, Mr. Yildirim formed the 65th Turkish government.

Following the election of Prime Minister Binali Yildirim in May 2016, the Government has indicated that it will focus on revising the constitution and newly elected Prime Minister Binali Yildirim has indicated that he is supportive of a presidential model.

On May 24, 2016, Prime Minister Binali Yildirim announced members of the new cabinet, including 9 new ministers and 4 re-seated ministers. Deputy Prime Minister in charge of Economic and Financial Affairs Mr. Mehmet Şimşek and Minister of Finance Mr. Naci Ağbal retained their posts.

On August 31, 2016, Minister of Interior Efkan Ala resigned and Minister of Labor and Social Security Süleyman Soylu replaced him. The former Minister of Health Mehmet Müezzinoğlu was appointed as Minister of Labor and Social Security.

The following table sets forth the composition of the Assembly by total number of seats as of September 2, 2016:

Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	133
People’s Democratic Party (HDP)	59
Nationalist Action Party (MHP)	40
Independent	1

Total	550

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Source: The Grand National Assembly of Turkey

INTERNATIONAL RELATIONS

On March 15, 2016, the fifth Turkey and Azerbaijan High Strategic Cooperation Council meeting was held in Ankara. During the meeting, six cooperation agreements were signed alongside a declaration to increase efforts to complete the Trans Anatolian Pipeline Project before the scheduled date.

On March 16, 2016, Turkey ratified the new Trade Facilitation Agreement, becoming the 71st World Trade Organization member to do so.

On April 14, 2016, the European Parliament released a report criticizing Turkey over democracy, human rights and the rule of law while calling for an end to military operations in the Kurdish populated southeast. On April 15, 2016, Turkey’s European Union Affairs Minister announced that the report is considered null and void and stated that it would be sent back to the European Parliament.

United States

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gulen, a Pennsylvania-based preacher accused of masterminding the failed military coup in Turkey on July 15, 2016. On August 2, 2016, Turkey filed a second request for the extradition of Fethullah Gulen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition of Fethullah Gulen with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease the tensions between Turkey and the United States over the extradition of Fethullah Gulen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views.

Russia

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border that had violated Turkish air space after being repeatedly warned to change its course. After the incident, relations between Turkey and Russia deteriorated. Russia imposed some economic sanctions on Turkey, including a ban on the import of some Turkish foods, a ban on Russian tourists visiting Turkey, and a ban on charter flights to Turkey. Russia also announced an end to visa-free travel for Turks to Russia and terminated the extension of labor contracts for Turks working there. On December 30, 2015, Russia broadened its sanctions against Turkey, which included restricting new Turkish construction and curbing tourism activities in Russia.

On June 27, 2016, President Erdogan sent a letter to Russian President Vladimir Putin expressing regret for the downing of the Russian warplane in order to commence the process of overcoming the crisis in bilateral relations. On June 29, 2016, both leaders held a phone conversation, during which both parties emphasized the importance of normalizing relations between the two countries. On June 30, 2016, Russia started the implementation of a government order to lift the ban on charter flights to Turkey.

On August 9, 2016, President Erdoğan met with Russian President Vladimir Putin in St. Petersburg to discuss reinforcing bilateral relations, where Turkey and Russia agreed to establish a joint investment fund and increase cooperation in the defense sector.

On August 28, 2016, the Russian government stated that its ban on charter flights from Russia to Turkey, which it had announced on November 28, 2015, would no longer be in effect. These charter flights bring the majority of tourists from Russia to Turkey.

On September 15, 2016, the Turkish and Russian military chiefs came together in Ankara on seeking joint perspective on contentious issues in the Middle East. The meeting came after Russia’s top general arrived in Ankara for the first time in 11 years.

On October 10, 2016, Turkey agreed to sign a joint investment fund with Russia. The U.S.$1 billion fund aims to boost relations in many areas such as tourism, energy, agriculture and transport.

On October 10, 2016, Turkey and Russia signed an intergovernmental agreement for the Turkish Stream natural gas pipeline project in Istanbul.

Cyprus

On April 5, 2016, the prime minister of the Turkish Cypriot administration submitted the resignation of his government following the withdrawal of the government’s coalition partner. Turkish Cypriot President Mustafa Akinci has assigned National Unity Party Chairman Hüseyin Özgürgün to form a new government. On April 18, 2016, the new cabinet which was formed by the National Unity Party leader Hüseyin Özgürgün and the Democrat Party leader Serdar Denktaş with the support of the independent deputies was approved by President Mustafa Akinci.

Syria

On February 14, 2016, Saudi military jets landed at Turkey’s Incirlik air base in the southern Adana province to carry out missions against DAESH.

On August 24, 2016, Turkey launched a major military operation called “Operation Euphrates Shield” with U.S. and Russian support in Syria in an effort to improve security, support coalition forces and eliminate the terror threat along Turkey’s border. “Operation Euphrates Shield” is consistent with Turkey’s right to self-defense arising from international treaties and a mandate given to Turkey’s armed forces by Parliament in 2014, which was extended for another year in September 2015. As of October 10, 2016, “Operation Euphrates Shield” is still ongoing.

Israel

On June 27, 2016, Turkey and Israel signed a reconciliation agreement to re-start the normalization of bilateral relations after a six-year hiatus. According to the reconciliation agreement, Israel will transfer $20 million to a humanitarian fund that will compensate the families of the Turkish nationals killed and wounded during a 2010 Gaza flotilla raid on the Mavi Marmara. In addition to compensation, Israel has agreed to allow Turkey to build infrastructure projects in Gaza and to transfer unlimited humanitarian aid to Gaza through the Ashdod Port. On August 31, 2016, President Erdoğan approved the procedural agreement regarding compensation between Turkey and Israel.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by economic sector (at constant prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector (in %)		2016 Q1	2016 Q2
1.	Agriculture, forestry and fishing	4.5	7.1
2.	Mining and quarrying	0.5	0.6
3.	Manufacturing	25.8	25.8
4.	Electricity, gas, steam and air conditioning supply	1.5	1.8
5.	Water supply, sewerage, waste management and remediation	0.4	0.5
6.	Construction	5.8	6.2
7.	Wholesale and retail trade	13.1	13.1
8.	Transportation and storage	12.2	12.4
9.	Accommodation and food service activities	1.4	1.3
10.	Information and communication	2.7	2.7
11.	Financial and insurance activities	14.4	13.0
12.	Real estate activities	4.9	4.6
13.	Professional, scientific and technical activities	3.7	2.6
14.	Administrative and support service activities	2.3	1.9
15.	Public administration and defense; compulsory social security	3.0	2.8
16.	Education	2.4	2.1
17.	Human health and social work activities	1.5	1.2
18.	Arts, entertainment and recreation	0.2	0.2
19.	Other service activities	0.9	0.8
20.	Activities of household as employers	0.2	0.1
21.	Sectoral total	101.4	100.7
22.	Financial intermediation services indirectly measured	10.6	9.7
23.	Taxes-Subsidies	9.2	9.0
24.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0

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Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2
2016	4.7	3.1

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Source: TURKSTAT

For the month of September 2016, CPI decreased by 0.18% and domestic PPI increased by 0.29% as compared to the previous month.

In September 2016, the Republic’s annual CPI and domestic PPI increased by 7.28% and 1.78%, respectively, as compared to the same month of the previous year.

On September 28, 2016, the Government offered an interest rate of 9.94% for its 10-year Government Bond, compared to 10.54% on October 7, 2015.

The calendar adjusted industrial production index increased by 2.2% in August 2016 compared to August 2015 (year on year).

The following table indicates unemployment figures for 2016:

2016	Unemployment rate (in %)	Number of unemployed
January	11.1	3,290,000
February	10.9	3,224,000
March	10.1	3,023,000
April	9.3	2,824,000
May	9.4	2,895,000
June	10.2	3,127,000

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Source: TURKSTAT

On October 4, 2016, the Medium Term Program covering the 2017-2019 period (the “2017-2019 Medium Term Program”) was announced. The main objectives of the 2017-2019 Medium Term Program are increasing stable and inclusive growth, reducing inflation, preserving the decreasing trend in the current account deficit, increasing competitiveness, employment and productivity, and improving fiscal discipline and strengthening public finance. The 2017-2019 Medium Term Program set a central government budget deficit target of 1.9% of GDP by the end of 2017, 1.6% of GDP by the end of 2018, and 1.3% of GDP by the end of 2019. In the 2017-2019 Medium Term Program, the Government announced that the real GDP growth target is 4.4% in 2017, and 5.0% in 2018 and 2019. The primary balance to GDP ratio target is a 0.6% deficit for 2017, 0% for 2018, and a 0.9% surplus for 2019. The general government deficit to GDP ratio target is 1.7% for 2017, 1.6% for 2018 and 1.0% for 2019. The EU defined general government debt to GDP ratio target is 31.9% for 2017, 31% for 2018 and 29.9% for 2019. The current account deficit to GDP ratio target is 4.2% for 2017, 3.9% for 2018, and 3.5% for 2019. The domestic savings to GDP ratio target is 14.6% for 2017, 15.5% for 2018 and 16.0% for 2019. The CPI inflation target is 6.5% for 2017, 5.0% for 2018 and 5.0% for 2019. The unemployment target is 10.2% for 2017, 10.1% for 2018 and 9.8% for 2019.

TOURISM

In August 2016, the number of foreign visitors visiting the Republic decreased by approximately 37.96% to 3,183,003 as compared to the same month of 2015. Between January and August 2016, the number of foreign visitors visiting the Republic decreased by approximately 31.81% to 17,391,431 as compared to the same period in 2015. According to the Turkish Statistical Institute, in the second quarter of 2016, tourism revenues decreased by 35.6% compared to the same period of 2015.

EMPLOYMENT AND WAGES

As of June 2016, total civilian employment was approximately 27.65 million of whom approximately 20.2% were employed in agriculture, 19.3% in industry, 7.5% in construction and 53.1% in services sectors. In June 2016, the labor force participation rate was at 52.4%, compared to 52.1% in June 2015. There were approximately 3,622,000 public sector workers at the end of the second quarter of 2016.

As of July 2016, the total asset value of the Unemployment Insurance Fund amounted to TL 98.3 billion. The monthly return of the fund for July 2016 was 0.68% As of July 2016, approximately 91.6% of the Unemployment Insurance Fund was invested in bonds and 7.1% of the assets were held in deposits.

As of October 10, 2016, the number of pension funds offered to the public equaled 251. The total net asset value of these funds increased to approximately TL 58.1 billion as of October 10, 2016 from TL 47.8 billion on December 31, 2015.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2016, the trade balance (according to provisional data) posted a deficit of U.S.$4.687 billion as compared to a deficit of U.S.$4.947 billion in the same period in 2015. In August 2016, total goods imported (c.i.f.), including gold imports, increased by 3.7% to approximately U.S.$16.554 billion, as compared to approximately U.S.$15.969 billion during the same period in 2015. In August 2016, the import of capital goods, which are used in the production of physical capital, increased by approximately 13.1% over the same period in 2015; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 2.5% over the same period in 2015; and the import of consumption goods decreased by approximately 0.3% over the same period in 2015. In August 2016, total goods exported (f.o.b.), increased by 7.7% to approximately U.S.$11.867 billion, as compared to approximately U.S.$11.022 billion during the same period of 2015. Between January and July 2016, the current account produced a deficit of approximately U.S.$21.701 billion, as compared to a deficit of approximately U.S.$25.011 billion in the same period of 2015.

According to provisional data, net foreign direct investment inflows into Turkey amounted to U.S.$400 million in July 2016.

The following table summarizes the balance of payments of Turkey for the periods indicated:

in millions of U.S. dollars*	January-July 2016
CURRENT ACCOUNT	-21,701
Trade Balance	-24,057
Goods Exports	85,809
Goods Imports	109,866
Services	6,522
Primary Income	5,108
Secondary Income	942
CAPITAL ACCOUNT	26
FINANCIAL ACCOUNT	-24,989
Direct Investment (net)	-2,989

in millions of U.S. dollars*	January-July 2016
Portfolio Investment (net)	-9,653
Assets	-382
Liabilities	9,271
Other Investment (net)	-12,347
Assets	1,310
Liabilities	13,657
RESERVE ASSETS	6,773
NET ERRORS AND OMISSIONS	3,459

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*	Provisional

Source: CBRT

In June 2016, the volume of crude oil imports decreased by 12.69% compared to June 2015. In June 2016, natural gas imports decreased by 0.88% to 3,173.14 million cubic meters compared to 3,201.40 million cubic meters in June 2015. In June 2016, liquefied petroleum gas imports decreased by 4.5% to 294,038 tons compared to 307,898 tons in June 2015.

As of July 2016, total gross international reserves were approximately U.S.$141,810 million (compared to U.S.$140,996 million as of July 2015). As of July 2016, gold reserves were approximately U.S.$19,791 million (compared to U.S.$18,107 million as of July 2015) and the Central Bank gross foreign exchange reserves were approximately U.S.$99,927 million (compared to approximately U.S.$102,533 million as of July 2015).

As of October 7, 2016, the Central Bank held approximately TL 22.3 billion in public sector deposits.

MONETARY POLICY

The Central Bank set the annual inflation target rate for 2016 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2016:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2016

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

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Source: Central Bank

On October 10, 2016, the Central Bank foreign exchange buying rate for U.S. dollars was TL 3.0585 per U.S. dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Period-End Exchange Rates

2016**
Turkish Lira per U.S. Dollar	3.06
Turkish Lira per Euro	3.42
Turkish Lira per 100 Japanese Yen	2.96
Turkish Lira per Currency Basket (*)	3.24

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(*)	The basket consists of U.S.$0.5 and EUR 0.5.
(**)	As of October 10, 2016.

Source: CBRT

A team from the International Monetary Fund (the “IMF”) visited the Republic between January 20, 2016 and February 1, 2016 for the annual evaluation of the economy as part of the regular consultations under Article IV of the IMF’s Articles of Agreement. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On February 2, 2016, the IMF published a concluding statement with its preliminary findings. In its statement, the mission highlighted that a tighter monetary policy stance is needed to bring inflation back to the 5% target in the medium-term. The IMF also emphasized that a tighter fiscal stance would contribute to reducing external imbalances and lowering inflation. On March 25, 2016, the Executive Board of the IMF concluded the Article IV consultation with Turkey. Executive Directors of the IMF remarked on the Turkish economy’s resilient growth notwithstanding shocks in 2015. At the same time, they noted that high inflation, external imbalances, and dependence on external financing pose vulnerabilities. They, therefore, underscored the need to rebalance the economy through macroeconomic policies and structural reforms aimed at increasing domestic savings and raising potential growth.

In 2015, Turkey requested for a Financial Sector Assessment Program (“FSAP”) update to be performed in 2016. The FSAP Mission, composed of IMF and World Bank staff, visited Turkey in April and June 2016 to consult with the relevant authorities, public and private institutions and non-governmental organizations on a broad range of issues, including banking, insurance and financial market infrastructures, systemic risks, Islamic finance, capital markets and financial inclusion. As of September 2016, the process was still underway.

On January 19, 2016, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on December 22, 2015. At the meeting, the Committee noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained. The Committee also assessed the heightened global volatility since the beginning of the year and the January Inflation Report forecasts.

On February 23, 2016, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on January 19, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macro-prudential measures. The Committee noted the favorable developments in the terms of trade and the moderate course of consumer loans contributing to the improvement in the current account balance. The Committee also noted that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee determined that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee stated that energy price developments affect inflation favorably, while other cost factors limit the improvement in the core indicators. Considering the wage developments and the impact of the uncertainty in global markets on inflation expectations and pricing behavior and taking into account the volatility in energy and unprocessed food prices, the Committee stated that the tight liquidity stance will be maintained as long as deemed necessary. The Committee again noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On March 24, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.75% to 10.5%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on February 23, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee assessed that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee noted that recently, global volatility has eased to some extent. The Committee further noted that with the effective use of the policy instruments laid out in the road map published in August 2015, the need for a wide interest rate corridor has been reduced. In this respect, the Committee decided to take a measured step towards simplification. However, the Committee stated that improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook. The Committee further acknowledged that taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On April 20, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.5% to 10.0%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on March 24, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee also noted that recent data and the leading indicators show that economic activity displays a moderate and stable course of growth. The Committee assessed that the implementation of structural reforms would contribute to potential growth significantly and the recent decline in global volatility has continued and global financial conditions have improved. The Committee further assessed that along with these developments, the effective use of the policy instruments laid out in the road map published in August 2015 has reduced the need for a wide interest rate corridor. In this respect, the Committee decided to take a measured step towards simplification. The Committee stated that recently, inflation displayed a marked decline, which was mainly due to unprocessed food prices, and this decline is expected to continue in the short run. However, improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On May 24, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.0% to 9.5%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on April 20, 2016. The Committee also decided to reduce the late liquidity window lending rate from 11.5% to 11% The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports, while domestic demand continues to have a positive impact on growth. The Committee also noted that economic activity displays a moderate and stable course of growth. The Committee assessed that the implementation of structural reforms would contribute to potential growth significantly. The Committee further assessed that the tight monetary policy stance, the cautious macroprudential policies and the effective use of the policy instruments laid out in the road map published in August 2015 increase the resilience of the economy against shocks. In this respect, the Committee decided to take a measured step towards simplification. The Committee stated that recently inflation has displayed a marked decline, which was mainly due to unprocessed food prices. However, it is noted that the improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On June 21, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 9.5% to 9.0%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on May 24, 2016. The Committee also decided to reduce the late liquidity window lending rate from 11.0% to 10.5% The Committee stated that annual loan growth continues at reasonable levels in response to the tight monetary policy stance and macroprudential measures. The Committee assessed that economic activity in Turkey remains on a moderate and steady growth track and consumer spending spurred domestic demand while investments remained weak. The Committee further assessed that global financial markets remain volatile amid ongoing concerns over global growth, developments regarding the UK’s exit from the EU and continued uncertainty about global monetary policies. The Committee stated that the sharp decline in food inflation since the beginning of the year helped to bring consumer inflation down markedly, although the underlying services inflation trend remains elevated. The Committee acknowledged that in the upcoming period, the monetary policy stance will be conditional on the inflation outlook and taking into account inflation expectations, the pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On July 19, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 9.0% to 8.75% The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on June 21, 2016. The Committee also decided to reduce the late liquidity window lending rate from 10.5% to 10.25% The Committee stated that the recent hikes in unprocessed food prices and the tobacco price adjustments would cause an upsurge in inflation in the short term. The Committee also noted that food prices may see a downward correction in the upcoming periods, and that owing to the measures taken by the Food and Agricultural Product Markets Monitoring Committee accompanied by the seasonal decline in food demand caused by the tourism sector, the year-end food price inflation is expected to prove lower compared to the previous reporting period. The Committee recognized that financial conditions continue to be tight despite the recent rise in the global risk appetite, which slightly eased conditions. The Committee also recognized that global financial markets and capital flows remain highly volatile. The Committee also noted recent terrorist attacks and domestic developments pose a downside risk to economic activity especially through the tourism sector. The Committee assessed that the current account deficit may widen slightly in the short term even though external balances continue to recover. The Committee further assessed that recent exchange rate developments pose an upside risk to inflation through the cost channel. The Committee stated that it would closely monitor the developments in both global and domestic markets and take necessary stabilizing measures by utilizing its large variety of tools. The Committee acknowledged that simplification of the monetary policy is planned to be finalized within a reasonable schedule and the pace and timing of simplification would depend on the developments regarding inflation and financial stability.

On August 23, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 8.75% to 8.50% The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on July 19, 2016. The Committee also decided to reduce the late liquidity window lending rate from 10.25% to 10.0%. The Committee stated that annual inflation in food items excluding fresh fruits and vegetables registered a decline. The Committee also noted that unprocessed food prices, which saw notable increases in the last couple of months, may display a downward correction in the short term. The Committee recognized that financial conditions remain tight while the moderate course of annual loan growth rates continues. The Committee also noted economic activity maintains a moderate and stable course of growth, and consumption spending has slowed down slightly, while investment remains relatively sluggish. The Committee also noted that domestic developments in July 2016, geopolitical factors, waning global growth and a sluggish tourism sector pose a downside risk to economic activity. The Committee assessed that the volatility in global financial markets has recently eased, and portfolio inflows to emerging markets gained momentum amid the increased risk appetite. The Committee stated that the ultimate aim of monetary policy simplification is to achieve a narrow and symmetrical corridor and provide funding via a single rate. The Committee acknowledged that in the upcoming period, the monetary policy stance will be conditional on the inflation outlook and taking into account inflation expectations, the pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On September 22, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 8.50% to 8.25%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on August 23, 2016. The Committee also decided to reduce the late liquidity window lending rate from 10.0% to 9.75%. The Committee stated that recently released data and indicators regarding the third quarter display a deceleration in economic activity. The Committee assessed that current financial conditions are tight and while developments in tourism revenues will have a short-term negative impact, the lagged effects of the developments in the terms of trade and the moderate course of consumer loans will continue to contribute to the improvement in the current account balance. The Committee also noted that the demand from the European Union economies continues to support exports. With the supportive measures and incentives provided recently, domestic demand is expected to recover starting in the final quarter of 2016. The Committee assessed that the implementation of the structural reforms would contribute to the potential growth significantly. The Committee also stated that the slowdown in aggregate demand contributes to the gradual fall in core inflation and, with the help from falling food prices, headline inflation is expected to display a decline in the short term. The Committee noted, however, that the recent tax adjustment in fuel prices and other cost factors limit the improvement in inflation and thus necessitate the maintenance of a cautious monetary policy stance. In light of these assessments, and considering its contribution to the effectiveness of monetary policy, the Committee decided to take a measured and cautious step towards simplification. The Committee also noted that future monetary policy decisions will be conditional on the inflation outlook and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the cautious monetary policy stance will be maintained.

On July 17, 2016, following the failed coup attempt, the Central Bank of the Republic of Turkey announced that it had taken several measures for the efficient functioning of markets:

i.	The Central Bank will provide banks with needed liquidity without limits.

ii.	The commission rate for the Intraday Liquidity Facility will be zero.

iii.	Banks will be allowed to place foreign exchange deposits as collateral without limits for needed Turkish lira liquidity.

iv.	Banks’ current foreign exchange deposit limits of approximately U.S.$50 billion may be increased and utilization conditions (collateral and cost) may be improved if deemed necessary.

v.	All markets and systems (the Electronic Fund Transfer and the Electronic Security Transfer and Settlement systems) will be left open until final settlement of transactions.

vi.	Market depth and prices will be closely monitored.

vii.	All measures will be taken to ensure financial stability, if deemed necessary.

As of September 22, 2016, the one-week repo auction rate of the Central Bank was 7.5%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank marginal funding rate was 8.25%.

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio of 16.03% and a relatively low non-performing loan ratio of 3.26% as of August 2016. This ratio takes into account a moderate increase in non-performing retail loans.

As of August 2016, the loan to deposit ratio and net income margin of the banking sector were 124.55% and 1.09%, respectively.

On February 26, 2016, Turkey’s second state-owned participation bank, Vakif Participation Bank, officially began operating with an initial capital of TL 805 million.

As of October 10, 2016, the RRRs for Turkish Lira deposits/participation accounts were between 4.0% and 7.5% depending on maturity. Furthermore, as of that date RRRs were 10.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency (the “BRSA”) ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank. The BRSA announced it was taking such action due to Bank Asya’s violation of a provision of the Banking Law that requires banks to have a transparent and open shareholding and organizational structure that does not obstruct the efficient auditing of the bank by the BRSA. On May 29, 2015, the management of Bank Asya was transferred to the Savings Deposit Insurance Fund. On May 23, 2016, the Savings Deposit Insurance Fund decided to sell Bank Asya via an auction. The auction took place on July 15, 2016 but the only qualified bidder did not present an offer and the sale was unsuccessful. Subsequent to the inconclusive resolution process, on July 21, 2016, the Board of Savings Deposit Insurance Fund requested the BRSA to cancel the banking license of Bank Asya. On July 22, 2016, the banking license of Bank Asya was cancelled by the BRSA. After this decision, the liquidation process of Bank Asya started.

PUBLIC FINANCE AND BUDGET

During the period from January – August in 2016, the central government consolidated budget expenditures were approximately TL 363.5 billion and the central government consolidated budget revenues were approximately TL 368.4 billion, compared to central government consolidated budget expenditures of approximately TL 319.7 billion and consolidated budget revenues of approximately TL 320.4 billion during the same period in 2015. During the period from January – August in 2016, the central government consolidated budget surplus was approximately TL 4.9 billion, compared to a central government consolidated budget surplus of approximately TL 639 million during the same period in 2015.

During the period from January – August in 2016, the central government consolidated budget primary surplus reached approximately TL 40.3 billion, compared to the central government consolidated budget primary surplus of approximately TL 39.0 billion during the same period in 2015.

In August 2016, the central government consolidated budget expenditures were approximately TL 47.3 billion and the central government consolidated budget revenues were approximately TL 50.9 billion, compared to central government consolidated budget expenditures of approximately TL 37.5 billion and central government consolidated budget revenues of approximately TL 42.8 billion during the same period in 2015.

In August 2016, the central government consolidated budget surplus was approximately TL 3.6 billion, compared to a central government consolidated budget surplus of approximately TL 5.2 billion during the same period in 2015.

In August 2016, the central government consolidated budget primary surplus reached approximately TL 8.4 billion, compared to a central government consolidated budget primary surplus of approximately TL 8.9 billion during the same period in 2015.

The following table sets forth the details of the central government budget for the period from January-August 2016 and for August 2016.

Central Government Budget (Thousand TL)	January – August 2016 (cumulative)	August 2016
Budget Expenditures	363,538,820	47,273,113
1-Excluding Interest	328,101,659	42,424,195
Compensation of Employees	100,959,780	11,671,457
Social Security Contributions	16,552,053	1,993,155
Purchase of Goods and Services	30,087,071	4,060,450
Current Transfers	145,473,689	18,090,358
Capital Expenditures	23,688,918	5,053,298
Capital Transfers	3,826,540	592,280
Lending	7,513,608	963,197
2-Interest	35,437,161	4,848,918
Budget Revenues	368,409,092	50,865,003
1-General Budget Revenues	354,370,510	49,482,879
Taxes	298,090,158	45,425,215
Property Income	18,828,405	899,180
Grants and Aids and Special Revenues	1,822,881	69,931
Interest, Shares and Fines	23,853,683	2,918,151
Capital Revenues	10,950,320	131,268
Collections from Loans	825,063	39,134
2-Special Budget Institutions	10,830,592	1,233,622
3-Regularity & Supervisory Institutions	3,207,990	148,502
Budget Balance	4,870,272	3,591,890
Balance Excluding Interest	40,307,433	8,440,808

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Source: Ministry of Finance

According to the Constitution, the budget law should be submitted to the Parliament at least 75 days prior to the year-end. Moreover, the budget law (either provisional or not) should be enacted before the beginning of the fiscal year. However, due to the busy election calendar, the Parliament was not able to negotiate the budget in 2015. Under these circumstances, according to article 19 of the Law 5018 named Public Management and Control, a provisional budget should be enacted. The provisional budget, which covered the period between January 1, 2016 and March 31, 2016, was approved by the Parliament and published in the Official Gazette on December 23, 2015.

Following Parliamentary negotiations that took place in January and February of 2016, the final 2016 Budget Law was approved on March 9, 2016 and published in the Official Gazette on March 16, 2016.

PRIVATIZATION

The Republic’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S., Turk Hava Yollari A.O., electricity generators/distributors, bridges and ports, toll roads, Halkbank, and the national lottery.

In 2015, the privatization implementations of Turkey amounted to an aggregate U.S.$2 billion in value. In 2016, the privatization implementations of Turkey amounted to U.S.$681.5 million in value as of October 3, 2016.

The following table sets out a summary of the most significant privatization implementations completed in 2016:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ — Manavgat Hydroelectric Power Plant and its immovable fixed assets	4/4/2016	131,219,633
EÜAŞ — Doğankent, Kürtün ve Torul Hydroelectric Power Plant and its immovable fixed assets	4/29/2016	435,204,263

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Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration (PA) since 1985 amounted to U.S.$67.5 billion as of October 10, 2016.

DEBT

On January 29, 2016, the Treasury revised the 2016 financing program based on the new medium-term program projections. According to the revised program, the total amount of debt service is projected to be TL 120.4 billion, comprising payments of TL 70.9 billion in principal and TL 49.5 billion in interest. Total domestic debt service is expected to be TL 94.0 billion while total external debt service is expected to be TL 26.5 billion. On the external financing front, the Treasury announced that up to U.S.$4.5 billion equivalent external financing is planned in 2016 through bond and lease certificate issuances in international markets and the total amount of external financing is planned to reach at most U.S.$5.5 billion, with the inclusion of project and program loans from the World Bank, European Investment Bank and other international financial institutions.

The Central Government’s total domestic debt stock was approximately TL 458.4 billion as of the end of August 2016, compared to approximately TL 435.0 billion as of the end of August 2015. In August 2016, the average maturity of the Republic’s domestic cash borrowing was 80.9 months, as compared to 41.6 months in August 2015. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.92% in August 2016, compared to 8.84% in August 2015.

The total gross outstanding external debt of the Republic was approximately U.S.$421,434 million (at then-current exchange rates) at the end of the second quarter of 2016. The table below summarizes the gross external debt profile of the Republic (at period end).

	2016
Gross Extern Debt Profiles	Q1	Q2
	(Million USD)
GROSS EXTERNAL DEBT	411,502	421,434
SHORT TERM	106,640	107,469
Public Sector	17,559	16,486
Central Bank	173	157
Private Sector	88,908	90,826
LONG TERM	304,862	313,965
Public Sector	100,614	105,014
Central Bank	1,131	1,010
Private Sector	203,117	207,941

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Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2011	2012	2013	2014	2015		2016
Nominal GDP (billion TL)	1,298	1,417	1,567	1,748	1,953		1,024	**
Real GDP Growth (%)	8.8	2.1	4.2	3.0	4.0		3.9	**
Unemployment (%)	9.2	8.4	9.1	9.9	10.3		10.2	***
Consumer Price Index (%)	10.45	6.16	7.40	8.17	8.81		7.28	******
Domestic Manufacturing Producer Price Index (%)	13.3	5.5	4.5	11.4	5.9		1.78	******
Current Account Deficit (million USD)	74,402	47,961	63,608	43,552	32,241		21,701	****
Public Sector Budget Primary Balance /GDP (%)	1.8	0.8	1	0.6	0.7	*	-1.2	*
Central Government External Debt Stock (million USD)	79,184	81,710	85,663	85,162	81,705		85,474	*****
Public Sector Borrowing Requirement/GDP (%)	0.1	1	0.5	0.6	0.0	*	1.7	*

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Sources: TURKSTAT, CBRT, Treasury

*	2017-2019 Medium Term Program target
**	Second quarter
***	As of June
****	As of July
*****	As of August
******	As of September

From May 23, 2016 to October 3, 2016, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 0.46%.